Filed Pursuant to Rule 433

Registration No. 333-210983

Issuer Free Writing Prospectus dated August 15, 2017

Relating to Preliminary Prospectus Supplement dated August 15, 2017

APPLE INC.

FINAL PRICING TERM SHEET

2.513% Notes due 2024

Issuer:	Apple Inc.

Issue:	Private placement of 2.513% Notes due 2024 (the “Notes”)

Principal Amount:	C$2,500,000,000

Maturity:	August 19, 2024

Coupon:	2.513%

Price to Public:	C$100.000

Coupon Payment Dates:	Payable semi-annually in arrears in equal installments on the 19th day of every February and August commencing on February 19, 2018. The first interest payment will be a long first coupon payable on February 19, 2018 and will be in the amount of C$31,584,623.29, such payment being the equivalent of C$12.633849316 per C$1,000 of principal amount outstanding. If not a business day in New York or Toronto then payment of a coupon will be made on the next business day with no adjustment (Following Business Day Convention).

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any interest payment date (also known as the Actual/Actual Canadian Compound Method).

Ranking:	The Notes will be senior unsecured indebtedness of Apple Inc. and will rank equally with each other and with all other senior unsecured and unsubordinated indebtedness of Apple Inc. from time to time outstanding.

Benchmark Bond:	CAN 2.50% due June 1, 2024

Benchmark Price / Yield:	C$105.116/1.699%

Re-Offer Spread:	+ 80.0 bps versus the Government of Canada Curve (“GoC Curve”). + 81.4 bps versus the Benchmark Bond, which includes a curve adjustment of 1.4 bps.

Yield:	2.513%

GoC Curve:	CAN 2.50% due June 1, 2024 and CAN 2.25% due June 1, 2025

Optional Redemption:	Prior to June 19, 2024, Apple Inc. may redeem the Notes at its option, at any time in whole or from time to time in part, at a redemption price, calculated by Apple Inc., equal to the greater of (i) 100% of the principal amount of the Notes being redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (assuming that such notes matured on June 19, 2024) (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption at a rate equal to the sum of the Government of Canada Yield (as defined in the Notes) plus 20 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the date of redemption.

On or after June 19, 2024, Apple Inc. may redeem the Notes at its option, at any time in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Trade Date:	August 15, 2017

Settlement Date:	August 18, 2017 (T+3)

Ratings:*	Aa1 (stable) by Moody’s Investors Service, Inc. (“Moody’s”) AA+ (stable) by Standard & Poor’s Ratings Services (“S&P”)

Use of Proceeds:	Apple Inc. intends to use the net proceeds from sales of the Notes for general corporate purposes, including repurchases of Apple Inc.’s common stock and payment of dividends under Apple Inc.’s program to return capital to shareholders, funding for working capital, capital expenditures, acquisitions and repayment of debt.

Form of Distribution:

The distribution of the Notes is being made to purchasers in each of the provinces of Canada (the “Offering Jurisdictions”) under a Canadian offering memorandum dated August 15, 2017 (the “Canadian Offering Memorandum”), which will include the U.S. prospectus dated April 28, 2016, as supplemented by a U.S. prospectus supplement dated August 15, 2017 that form part of the registration statement filed with the United States Securities and Exchange Commission. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Offering Jurisdictions and, in particular, the Notes will only be sold in:

a) the province of Alberta, pursuant to the “accredited investor exemption” (as defined in National Instrument 45-106 — Prospectus Exemptions (“NI 45-106”)) and therefore only to purchasers that are “accredited investors” (as such term is defined in NI 45-106) who purchase the Notes as principal (or are deemed to be purchasing as principal) that are not individuals unless those individuals are also “permitted clients” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations) and was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106; and

b) the Offering Jurisdictions other than the province of Alberta, pursuant to the C$150,000 minimum amount investment exemption, and therefore only to purchasers that are not individuals and that are purchasing as principal, Notes with an acquisition cost to each purchaser of not less than C$150,000 paid in cash at the time of closing, unless such a purchaser is a person acting on behalf of a fully managed account described in paragraph (p) or (q) of the definition of “accredited investor” in section 1.1 of NI 45-106 in which case the Notes may only be sold on a private placement basis to such purchaser pursuant to the “accredited investor exemption”.

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province. Apple Inc. is not a reporting issuer in any province or territory of Canada. Unless permitted under applicable Canadian securities laws, holders of the Notes must not trade the Notes before the date that is the later of four months and a day after (i) August 18, 2017 and (ii) the date the Issuer becomes a reporting issuer in Canada. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are a new issue of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The Issuer currently has no intention of listing the Notes on any exchange or becoming a reporting issuer in Canada in the foreseeable future.

Governing Law:	New York

CUSIP/ISIN:	037833CY4 / CA037833CY47

Settlement / Form:	CDS Clearing and Depository Services Inc./ Book Entry (Global Note)

Minimum Denomination:	C$2,000 and integral multiples of C$1,000 in excess thereof

Underwriters:

Joint Book-Running Managers:	HSBC Securities (Canada) Inc. RBC Dominion Securities Inc.
BMO Nesbitt Burns Inc. Goldman Sachs & Co. LLC

Co-Managers:	CIBC World Markets Inc. Merrill Lynch Canada Inc. TD Securities Inc.

* Note: An explanation of the significance of credit ratings may be obtained from the ratings agencies. Generally, ratings agencies base their credit ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security credit ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The credit ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and S&P. Each of the security credit ratings above should be evaluated independently of any other security credit rating.

The foregoing description is a summary of certain material provisions of the Notes. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Canadian Offering Memorandum. Prospective purchasers should review the Canadian Offering Memorandum for a detailed description of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained in the Canadian Offering Memorandum, and the Issuer and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any Underwriter that is not a U.S. registered broker-dealer intends to effect sales of notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling HSBC Securities (Canada) Inc. toll free at 1-866-811-8049, RBC Dominion Securities Inc. toll free at 1-866-375-6829 or Goldman Sachs & Co. LLC toll free at 1-866-471-2526, or, if you are in Canada, the Canadian Offering Memorandum which incorporates the prospectus, if you request it by calling HSBC Securities (Canada) Inc. at 416-868-8242, RBC Dominion Securities Inc. at 416-842-6311 or BMO Nesbitt Burns Inc. at 416-359-6359. The prospectus, prospectus supplement and Canadian Offering Memorandum are also available by contacting Apple Inc.’s Investor Relations at http://investor.apple.com/contactus.cfm.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.